UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Merus N.V.

(Name of Issuer)

Common Shares, nominal value €0.09 per share

(Title of Class of Securities)

N5749R100

(CUSIP Number)

Susan Vuong

Chief Financial Officer

Bay City Capital LLC

750 Battery Street, Suite 400

San Francisco, CA 94111

(415) 835-9378

Copy to:

Michael L. Lawhead, Esq.

Baker & Hostetler LLP

600 Anton Boulevard, Suite 900

Costa Mesa, CA 92626

(714) 966-8878

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 19, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a person's initial filing on this form with respect to subject class of securities, and for any subsequent amendment containing information which would alter disclosures in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N5749R100	13D

1.	Names of Reporting Persons Bay City Capital LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 12,254

	8.	Shared Voting Power 2,101,320

	9.	Sole Dispositive Power 12,254

	10.	Shared Dispositive Power 2,101,320

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,113,574

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.3%(1)

14.	Type of Reporting Person (See Instructions) OO

(1)                                Based upon 22,620,635 Common Shares outstanding as of March 31, 2018, reported in the Issuer’s Form F-3 Registration Statement filed with the Securities and Exchange Commission (the “SEC”) on May 15, 2018.

CUSIP No. N5749R100	13D

1.	Names of Reporting Persons Bay City Capital Management V LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power —

	8.	Shared Voting Power 2,101,320

	9.	Sole Dispositive Power —

	10.	Shared Dispositive Power 2,101,320

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,101,320

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.3%(1)

14.	Type of Reporting Person (See Instructions) OO

(1)                                Based upon 22,620,635 Common Shares outstanding as of March 31, 2018, reported in the Issuer’s Form F-3 Registration Statement filed with the SEC on May 15, 2018.

CUSIP No. N5749R100	13D

1.	Names of Reporting Persons Bay City Capital Fund V, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power —

	8.	Shared Voting Power 2,101,320

	9.	Sole Dispositive Power —

	10.	Shared Dispositive Power 2,101,320

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,101,320

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.3%(1)

14.	Type of Reporting Person (See Instructions) PN

(1)                                Based upon 22,620,635 Common Shares outstanding as of March 31, 2018, reported in the Issuer’s Form F-3 Registration Statement filed with the SEC on May 15, 2018.

CUSIP N5749R100	13D

1.	Names of Reporting Persons Bay City Capital Fund V Co-Investment Fund, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power —

	8.	Shared Voting Power 2,101,320

	9.	Sole Dispositive Power —

	10.	Shared Dispositive Power 2,101,320

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,101,320

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.3%(1)

14.	Type of Reporting Person (See Instructions) PN

(1)                                Based upon 22,620,635 Common Shares outstanding as of March 31, 2018, reported in the Issuer’s Form F-3 Registration Statement filed with the SEC on May 15, 2018.

CUSIP No. N5749R100	13D

1.	Names of Reporting Persons Bay City Capital Coöperatief U.A.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power —

	8.	Shared Voting Power —

	9.	Sole Dispositive Power —

	10.	Shared Dispositive Power —

11.	Aggregate Amount Beneficially Owned by Each Reporting Person —

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.0%(1)

14.	Type of Reporting Person (See Instructions) OO

(1)                                Based upon 22,620,635 Common Shares outstanding as of March 31, 2018, reported in the Issuer’s Form F-3 Registration Statement filed with the SEC on May 15, 2018.

Explanatory Note

This Schedule 13D/A (this “Schedule 13D/A”) is being filed by the Reporting Persons (as defined below) to amend the Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on May 27, 2016 (the “Original Schedule 13D”) to report, among other matters, the transfer of shares of common stock (“Common Shares”) of the Issuer by Bay City Capital Coöperatief U.A., a Dutch cooperative (“COOP”), to Bay City Capital Fund V, L.P., a Delaware limited partnership (“Fund V”), and Bay City Capital Fund V Co-Investment Fund, L.P., a Delaware limited partnership (“Fund V-SBS”), and the resignation of Lionel Carnot as a non-executive member of the board of directors of the Issuer. The Original Schedule 13D is hereby amended and supplemented as detailed below, and, except as specifically amended and supplemented hereby, the Original Schedule 13D remains in full force and effect.

Bay City Capital Management V LLC (“BCCM V”) is the general partner of Fund V and Fund V-SBS. Bay City Capital LLC (“BCC”) is the adviser and manager of BCCM V. Fund V and Fund V-SBS were the two sole investors in COOP. As reported herein, on June 21, 2017, COOP transferred all of the Common Shares of the Issuer held by COOP to Fund V and Fund V-SBS in accordance with their respective ownership interests in COOP.  Following such transfer, BCC dissolved COOP.  For purposes of this Schedule 13D/A, BCC, BCCM V, Fund V, Fund V-SBS, and COOP are each referred to as a “Reporting Person” and are collectively referred to as the “Reporting Persons.”

Item 4.  Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended and supplemented by replacing the final sentence thereof with the following:

Lionel Carnot, a Managing Director of BCC and a member of BCCM V, served as a non-executive member of the board of directors of the Issuer from January 2010 to July 2018.  Mr. Carnot resigned from the board of directors of the Issuer effective as of July 19, 2018.

Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

On June 21, 2017, COOP transferred 2,062,025 Common Shares of the Issuer to Fund V and transferred 39,295 Common Shares of the Issuer to Fund V-SBS. Fund V and Fund V-SBS were the two sole investors of COOP. The Common Shares transferred by COOP to Fund V and Fund V-SBS represent all of the Common Shares of the Issuer held directly and beneficially by COOP. Following the transfer of Common Shares of the Issuer described herein, BCC dissolved COOP.

BCC also exercised an option to purchase 12,254 Common Shares of the Issuer.

Item 5.  Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

(a)-(b) The following information with respect to the ownership of the Common Shares of the Issuer by the Reporting Persons filing this Schedule 13D/A is provided as of the date of this filing:

Reporting Person	Shares Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class(1) (%)
Fund V(2)	2,062,025	—	2,101,320	—	2,101,320	2,101,320	9.3
Fund V-SBS(2)	39,295	—	2,101,320	—	2,101,320	2,101,320	9.3
BCCM V(3)	—	—	2,101,320	—	2,101,320	2,101,320	9.3
BCC(4)	12,254	12,254	2,101,320	12,254	2,101,320	2,113,574	9.3
COOP(5)	—	—	—	—	—	—	—%

(1)         This percentage is based upon 22,620,635 Common Shares outstanding as of March 31, 2018, reported in the Issuer’s Form F-3 Registration Statement filed with the SEC on May 15, 2018 as computed in accordance with Rule 13d-3(d)(1)(i) promulgated under the Exchange Act.

(2)         Fund V and Fund V-SBS constitute a “group” under Section 13(d) of the Exchange Act and consequently are deemed to have beneficial ownership of all shares held by members of the group.

(3)         BCCM V does not directly hold any Common Shares of the Issuer. BCCM V is the general partner of Fund V and Fund V-SBS and shares voting and dispositive power over the Common Shares of the Issuer held directly by Fund V and Fund V-SBS.

(4)         BCC directly holds, and has sole voting and dispositive power over, 12,254 Common Shares of the Issuer issued to BCC upon the exercise of an option. BCC is the advisor and manager of BCCM V, the general partner of Fund V and Fund V-SBS, and shares voting and dispositive power over the Common Shares of the Issuer held directly by Fund V and Fund V-SBS.

(5)         On June 21, 2017, COOP transferred all of the Common Shares of the Issuer held directly by COOP to Fund V and Fund V-SBS, the two sole investors of COOP, in accordance with their respective ownership interests therein.

(c)                                  To the best knowledge of the Reporting Persons, no person described in this Item 5 has effected any transaction in the Common Shares of the Issuer during the past 60 days other than as described in Item 3.

(d)                                 To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares of the Issuer.

(e)                                  Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information provided and incorporated by reference in Items 3, 4 and 5 is hereby incorporated by this reference.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 28, 2018

/s/ Fred B. Craves, Ph.D.
Fred B. Craves, Ph.D., Managing Director
Bay City Capital LLC

for itself, for and on behalf of Bay City Capital Management V LLC in its capacity as manager thereof; and for and on behalf of Bay City Capital Fund V, L.P. and Bay City Capital Fund V Co-Investment Fund, L.P. in its capacity as manager of Bay City Capital Management V LLC, the general partner of Bay City Capital Fund V, L.P. and Bay City Capital Fund V Co-Investment Fund, L.P.